JPMORGAN INSURANCE TRUST

VIA EDGAR CORRESPONDENCE

April 27, 2007

Ms. Sally Samuel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Response to Comments on Post-Effective Amendment No. 28 to the Registration Statement for JPMorgan Insurance Trust (33-66080, 811-7874) (the “Trust”)

Dear Ms. Samuel:

The following are our responses to the comments that you provided on Post-Effective Amendment No. 28 to the Trust’s Registration Statement (PEA No. 28).

1.     Comments on the Class 1 Prospectus – These comments were also made for the Class 2 Prospectus to the extent applicable.

     a.       Comment: Please confirm that the instruments the Portfolios use for cash management and temporary defensive purposes would be considered cash or cash equivalents as described in the Temporary Defensive Positions risk disclosure.

                 Response: After reviewing the disclosure, we revised the language in the description of the instruments that the Portfolios use for cash management and temporary defensive purposes to state that Portfolios use “cash and cash equivalents, including affiliated money market funds, high-quality money market instruments or repurchase agreements” for these purposes.

     b.       Comment: In the 4th paragraph of “The Portfolio’s Past Performance” section, something seems to be missing from the disclosure.

                 Response: As we discussed with you, subsequent to the filing of PEA No. 28, we realized the disclosure was incomplete and have amended it.

       c.     Comment: In “The Portfolio’s Past Performance” section for the Balanced Portfolio, the Portfolio’s composite benchmark should comply with the requirements of Instruction 2(b) for the Risk/Return Bar Chart and Table section of Item 2.

Ms. Sally Samuel

Division of Investment Management

U.S. Securities and Exchange Commission

April 27, 2007

               Response: In response to the comment, we have moved the description of this benchmark, clarified what the composite benchmark is and also explained why we are including it.

     d.       Comment: If the Portfolios invested in acquired funds during the last fiscal year, include the new disclosure required under Item 3 in the fee tables for each of the Portfolios.

               Response: The fee tables have been revised to include this disclosure if required.

     e.       Comment: Please make the cross reference for the biographical information for the portfolio managers for the Intrepid Mid Cap Portfolio more specific.

               Response: We have revised the appropriate cross reference.

     f.       Comment: Consider including a defined term describing the Portfolio’s closing time instead of saying that purchase and redemption orders will only be accepted if they are received by insurance companies or eligible plans prior to the Portfolio’s cut-off time.

               Response: We have added “Closing Time” as a defined term to provide clarification.

     g.       Comment: Consider whether to add disclosure about the operation of Rule 22c-2 and the ability of the Portfolios to request information from insurance companies and eligible plans to assist in fighting market timing. You noted that these provisions of Rule 22c-2 are not yet effective so the additional disclosure might not be necessary at this time.

               Response: After reviewing our current disclosure, we have decided not to add more disclosure concerning Rule 22c-2 at this time.

2.     Comments on the Class 2 Prospectus — These comments were also made for the Class 1 Prospectus to the extent applicable.

     a.       Comment: Because most of Class 2 shares are new classes of existing funds, the performance shown in both the bar chart and the annual total return table for those Portfolios should be shown for an existing class until the new class has a full calendar year’s performance.

               Response: As discussed with you, in the bar chart we have shown the performance of the older Class 1 shares and will continue to do so for all periods until the new class has a full calendar year’s performance. With respect to the performance in the

Ms. Sally Samuel

Division of Investment Management

U.S. Securities and Exchange Commission

April 27, 2007

table now that the Class 2 shares have some performance, we have shown a combination of the performance of the Class 1 shares until the inception of the Class 2 shares with the performance of the Class 2 shares since inception. We believe this is consistent with industry practice and also believe it shows more relevant information to investors given that Class 2 shares have higher expenses than Class 1 Shares. We note in this regard that the purpose of the two forms of disclosure are distinct – the bar chart is intended to show changes in the fund's performance from year to year (general volatility, or beta), whereas the table is intended to compare the performance to a broad-based index (excess returns, or alpha). Thus, the reflection of performance in the annual total return table provided by our approach is intended to provide shareholders with more accurate and useful information. We do not believe that Form N-1A explicitly dictates a different result.

     b.       Comment: With respect to the new Class 2 shares for existing Portfolios, the fee table should not follow the rules for new funds since these Portfolios already have operating histories.

               Response: As discussed with you, we believe that it is appropriate to say that “Other Expenses” are estimated, but should not indicate that all of the expenses in the fee table are estimates. Appropriate changes have been made to the prospectus.

     c.       Comment: To the extent that a Portfolio engages in short selling, the dividend expenses relating to short sales should be reflected in the fee table and there should be disclosure about the need to segregate assets to cover the short positions.

               Response: Although certain of the Portfolios are permitted to engage in short selling, none of them are significantly engaging in this practice at this time. Therefore, there are currently no dividend expenses relating to short sales that need to be reflected, nor do we believe that additional short selling disclosure needs to be included at this time.

3.     Statement of Additional Information (SAI) Comments

     a.       Comment: Consider explaining which Portfolios engage in particular investment strategies and policies.

               Response: As we discussed with you, we have moved the investment practices chart from Appendix B to the beginning of the “Investment Strategies and Policies” section of the SAI. This chart identifies which Portfolios engage in the particular strategies and policies.

     b.       Comment: Review the Repurchase Agreement and Temporary Defensive Positions sections to ensure that they are consistent with each other and the discussion of cash and cash equivalents in the prospectuses.

Ms. Sally Samuel

Division of Investment Management

U.S. Securities and Exchange Commission

April 27, 2007

               Response: We have reviewed these sections and do not believe the Repurchase Agreement section needs to be changed. In the Temporary Defensive Positions section, we added clarifying language that only repurchase agreements with maturities of seven days or less would be considered cash or cash equivalents.

     c.       Comment: Please ensure that the discussion of short selling discusses the need to segregate assets when you enter into short sales.

               Response: The short selling disclosure states that while a Portfolio has an opens short position, it will “earmark and reserve Portfolio assets, in cash or liquid securities, to offset a portion of the leverage risk.”

     d.       Comment: Please ensure that the SAI contains language describing what a Portfolio will do if its illiquid investments exceed 15% of its net assets.

               Response: We have added the following disclosure in the “Investment Restrictions” section:

If the value of the Portfolio’s holdings of illiquid securities at any time exceeds the percentage limitation applicable at the time of acquisition due to subsequent fluctuations in value or other reasons, the Board of Trustees will consider what actions, if any, are appropriate to maintain adequate liquidity.

     e.       Comment: Please review the “Portfolio Holdings Disclosure” section of the SAI to ensure that it meets the requirements of Item 11(f)(2).

               Response: After reviewing the disclosure contained in this section, we believe that it meets the requirements of that item.

     f.       Comment: Please ensure that the information you provide in response to Item 13 is no more than 30 days old.

               Response: The information that has been added to the SAI meets the requirements of Item 13.

4.     Comment: Please add the Trust’s SEC file numbers under which each Item 23 exhibit was originally filed so that investors are able to determine where the exhibit would be located.

               Response: The incorporation by reference language in Item 23 says that each exhibit was filed in the Registrant’s registration statement so we determined not to add the

Ms. Sally Samuel

Division of Investment Management

U.S. Securities and Exchange Commission

April 27, 2007

file number as well. In Item 23, the date the exhibit was filed and the Accession Number is already included, and these may also assist investors.

5.     Comment: It appears that the incorrect powers of attorney were filed with PEA 28.

               Response: The Trust changed its name from JPMorgan Investment Trust to JPMorgan Insurance Trust on May 1, 2006 and the powers of attorney were executed by the trustees prior to that date so they still reflect the old name. We added a footnote on the powers of attorney to explain the name change.

6.     Comment: Please include the Tandy letter representations in your written comment letter.

               Response: We hereby acknowledge on behalf of the Trust that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in PEA 28;

•

Comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	The Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss our responses to these comments, please contact the undersigned at (614) 248-7598.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary